UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number 001-31930

ATLATSA RESOURCES CORPORATION

(Translation of registrant’s name into English)

15th Floor, 1040 West Georgia Street,

Vancouver, British Columbia, Canada, V6E 4H8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Atlatsa Announces Unaudited Financial Results for the Quarter Ended March 31, 2016.

Document 1

ATLATSA ANNOUNCES FINANCIAL RESULTS FOR THE QUARTER ENDED MARCH 31, 2016

Key features for the first quarter of 2016:

•	Ramp-up of two key expansion projects remains on track

•	Cost per tonne milled decreased 18% quarter-on-quarter from $146 to $119

•	$8.7 million operating profit generated in the quarter as a result of accounting adjustments

•	Total tonnes milled decreased 14% quarter-on-quarter to 319,205

•	4E PGM* ounces produced decreased 15% quarter-on-quarter to 36,609

•	Revenue decreased 32% quarter-on-quarter to $35.6 million

•	Average ZAR 4E PGM* basket price realised for the quarter was ZAR11,305

•	Lost-time injury frequency rate (“LTIFR”) at 1.43 per 200,000 hours worked

May 16, 2016 Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSX: ATL; JSE: ATL) announces its operating and financial results for the three months ended March 31, 2016. This release should be read together with the Company’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2016 (the “Consolidated Financial Statements”) and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations filed on www.sec.gov and www.sedar.com, which are also available at www.atlatsa.com. Currency values are presented in South African Rand (ZAR), Canadian Dollars ($) and United States Dollars (US$).

*	PGM means platinum group metals (“4E”), comprising platinum, palladium, rhodium and gold.

Harold Motaung, Chief Executive Officer of Atlatsa, said, “The first quarter of 2016 was regrettably characterised by the deaths of two employees, Mr Kganki Nicholas Kupa and Ms Ramadimetja Degrecia Phaladi in January and February, respectively. The Atlatsa board of directors and management extend their condolences to the families and friends of the deceased.

Two of our shaft operations were placed on care and maintenance in the latter part of the 2015 financial year and were not in production in Q1 2016, this resulted in a 14% decline in tonnes milled. A retrenchment agreement was signed with our recognised labour unions in February 2016, and the Company is currently finalising the restructuring process, which is anticipated to be completed by Q2 2016. I would like to thank all our stakeholders; in particular, Bokoni Mine’s recognised labour unions for the constructive engagement during the restructuring process.”

For further information: On behalf of Atlatsa Resources Prudence Lebina, Head: Investor Relations Office: +27 11 779 6800 Email: prudencel@atlatsa.com	Russell and Associates Pam McLeod Office: +27 11 880 3924 Mobile: +27 82 872 6387	One Capital Sponsor Services Proprietary Limited Kathy Saunders / Taryn Carter Office: +27 11 550 5010 Email: kathy@onecapital.co.za

Bokoni Mine operating and financial performance

Set out below are summaries of the key operating and financial results for Bokoni Mine for the quarter ended March 31, 2016.

Operating results		Q1 2016	Q1 2015	% change

Tonnes delivered	t	306,483	372,661	(17.8)

Tonnes milled	t	319,205	372,896	(14.4)

Recovered grade	g/t milled, PGM	3.6	3.6	—

PGM oz produced	oz	36,609	42,875	(14.6)

UG2 milled to underground output	%	44.2	30.1	46.8

Primary development	metres	1,210	2,195	(44.9)

Capital expenditure	$m	3.5	3.8	(7.9)

Operating cost/tonne milled	ZAR/t	1,389	1,381	(0.6)

Operating cost/PGM oz	ZAR/PGM oz	12,107	12,013	(0.8)

LTIFR	Per 200,000 hours worked	1.43	1.04	(37.5)

Financial results

Expressed in Canadian Dollars (000’s)	Q1 2016	Q1 2015	% change

Revenue	35,589	52,311	(32.0)

Cash operating costs	(37,968)	(55,125)	31.1

Cash operating loss	(2,379)	(2,814)	15.5

Cash operating margin (%)	(6.7%)	(5.4%)	(24.1)

Earnings before interest, taxation, depreciation and amortisation (“EBITDA”)*	13,953	(3,419)	508.1

Profit / (loss) for the period	565	(16,790)	103.4

Profit / (loss) attributable to Atlatsa shareholders	1,981	(8,869)	122.3

Basic and diluted loss per share – cents	0.00	(2.00)	100.0

*	EBITDA means earnings before net finance costs, income tax, depreciation and amortisation. EBITDA is not a recognised measure under International Financial Reporting Standards (“IFRS”) and should not be construed as an alternative to net earnings or loss determined in accordance with IFRS as an indicator of the financial performance of Atlatsa or as a measure of Atlatsa’s liquidity and cash flows. While EBITDA is a useful supplemental measure of cash flow prior to debt service, changes in working capital, capital expenditures and taxes, Atlatsa’s method of calculating EBITDA may differ from other issuers and, accordingly, EBITDA may not be comparable to similar measures presented by other issuers. See the section entitled “Segment Information” of the Consolidated Financial Statements for a reconciliation of EBITDA to net income / (loss).

Safety and health

Bokoni Mine’s LTIFR was 1.43 per 200,000 hours worked during the quarter compared to 1.04 in Q1 2015, a decrease of 37.5%. Four Section 54 safety stoppages were imposed by the South African

Department of Mineral Resources (“DMR”) at the operations during the quarter, resulting in a loss of 1,175 platinum ounces, compared to eight stoppages in Q1 2015 that had resulted in 1,325 platinum ounces lost.

Two separate fatal accidents occurred on January 14, 2016 and February 10, 2016, resulting from unnatural causes and a trackless mobile machinery accident, respectively.

The re-deployment of employees to different work areas and shafts and low employee morale as a result of the restructure process has had a negative impact on safety focus and awareness and has resulted in an increase in accidents. Management continues to focus on the safety and health of employees as one of its core business pillars and has increased direct communication with employees during this restructure period.

Operational and financial restructure plan at Bokoni Mine

To ensure the future sustainability of Bokoni Mine, the Company announced on September 16, 2015 implementation of an operational and financial restructure plan (“Restructure Plan”) at its Bokoni Mine. The primary objective of the Restructure Plan is to enable Bokoni Mine to endure a prolonged period of depressed PGM commodity prices, by reducing its existing cost structure and increasing production volumes of higher grade ore from underground operations.

Bokoni Mine had issued a Section 189 (3) notice to relevant parties pursuant to Section 189A of the South African Labour Relations Act, No 66 of 1995 and a retrenchment agreement was signed by all recognised labour unions on February 8, 2016. Bokoni Mine labour complement was reduced by 38.3% from 6,348 as at March 31, 2015 to 3,917 as at March 31, 2016. The reduction is made up of a 62.5% decrease in contractors and a 19.5% decrease in own mine employees.

As at March 31, 2016, the Restructure Plan was well advanced and is anticipated to be fully completed by Q2 of 2016. To date, on base cost calculated from August 2015, operational costs have reduced by 15% on average per month, which was achieved by a significant reduction in the labour force.

On completion of the Restructure Plan and the current ramp-up phase of the Brakfontein Merensky and Middelpunt Hill UG2 shaft operations, Bokoni Mine will be better positioned from both a unit cost and cash flow perspective, as it will:

•	operate from two shaft complexes as opposed to the current four shaft system, thereby reducing costs associated with logistics and support services;

•	reduce its aggregate operating costs by moving from older, inefficient, higher cost operations to new generation, more efficient and lower cost shaft operations;

•	access higher grade Merensky mining areas at its new generation Brakfontein shaft complex;

•	reduce overall sustaining capital expenditure at its new generation shaft complexes; and

•	significantly reduce its project capital expenditure.

Operational results

Bokoni Mine tonnes milled decreased by 14.4% to 319,205 tonnes, resulting in production of 36,609 4E PGM ounces compared to 42,875 4E PGM ounces produced during Q1 2015.

Primary development decreased by 44.9% quarter-on-quarter to 1,210 metres due to the impact of Section 54 stoppages that were imposed by the DMR as well as the impact of the restructuring. More emphasis has been placed on secondary development to increase face length available for mining.

Primary development at Bokoni Mine is expected to be sufficient to meet the requirements of the approved Restructure Plan.

Recoveries at the concentrator plant decreased by 1.9% to 87.5% and stayed constant at 86.3% for the Merensky and UG2 concentrate, respectively, as a result of an increase in throughput and processing of lower grade ore from the opencast operation.

Financial results

Revenue decreased by 32.0% quarter-on-quarter to $35.6 million as a result of the 14.6% decrease in 4E PGM ounces production. ZAR PGM basket price decreased by 2.3% from ZAR11,569 in Q1 2015 to ZAR11,305 in Q1 2016; whilst the average US$ platinum price decreased by 23.5% from US$1,194 in Q1 2015 to US$914 in Q1 2016.

Total cash operating costs were 31.1% lower, reflecting the decrease in tonnes milled and cost saving measures. Although overall tonnes milled decreased, underground tonnes from the two remaining shafts were up by 16% which offsets the decrease in cash operation costs. The cost profile is attributable to:

•	31.8% decrease in labour costs due to the restructuring;
•	51.0% decrease in contractor costs due to the restructuring;
•	19.0% decrease in stores costs due to a decrease in square metres mined and working cost development;
•	24.4% decrease in utility costs mainly due to the 18% decrease in tonnes delivered during the quarter (UM2 & Vertical shafts placed on care and maintenance); and
•	16.5% decrease in sundries mainly due to an increase in costs to third party suppliers associated with the transfer of tonnes to the concentrator and waste areas in-line with a corresponding increase in underground production.

Cost per tonne milled for Q1 2016 was $119 (ZAR1,389) compared to $146 (ZAR1,381) in Q1 2015 with cost per 4E ounce at $1,041 (ZAR12,107) compared to $1,270 (ZAR12,013) in Q1 2015.

Total capital expenditure for the three months ended March 31, 2016 was $3.5 million, compared to $3.8 million for Q1 2015, comprising 44% sustaining capital and 56% project expansion capital associated with the two key ramp-up shaft operations.

Financial results – Atlatsa

Expressed in Canadian Dollars (000’s)	Q1 2016	Q1 2015	% change

Revenue	35,589	52,311	(32.0)

Cost of sales	(43,244)	(63,368)	31.8

Gross loss	(7,656)	(11,058)	30.8

General, administrative and other expenses	(1,968)	(2,633)	25.3

Other income	18,300	304	nm

Operating profit / (loss)	8,676	(13,387)	164.8

Net finance costs	(6,708)	(4,862)	(38.0)

Income tax	(1,403)	1,459	196.2

Profit / (loss) for the period	565	(16,790)	103.4

Profit / (loss) attributable to Atlatsa shareholders	1,981	(8,869)	122.3

Basic loss per share – cents	0.00	2.00	100.0

nm: not meaningful

Outlook

Bokoni Mine remains an operation in development with its key Brakfontein Merensky and Middelpunt Hill UG2 underground development shafts remaining in their ramp-up phase and on target to achieve planned steady state production by Q4 2016 and 2019, respectively.

Queries:

On behalf of Atlatsa

Prudence Lebina

Head of Corporate Finance & Investor Relations

Office: +27 11 779 6800

Email: PrudenceL@atlatsa.com

Cautionary note regarding forward-looking information

This document contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that are based on Atlatsa’s expectations, estimates and projections as of the dates as of which those statements are made, including statements relating to anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should”, “plan”, “forecasts”, “predicts”, “schedule”, “forecast” and similar expressions.

Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: open cast mining and accelerated development of underground shaft systems at Bokoni Mine will have anticipated positive impacts on operations and production; Bokoni Mine will maintain production levels in accordance with mine operating plan; the Restructure Plan will continue to be implemented as planned, and is anticipated to be fully completed on the expected timeframes and will achieve improvements in production and operational efficiencies as anticipated; Bokoni Mine will be better positioned from both a unit cost and cash flow perspective by the Restructure Plan; underground development shafts will remain in their ramp-up phase and achieve planned steady state production by Q4 2016 and 2019; the Platreef Projects will continue to be positive; safety will continue to be a major focus for the Company; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns, strikes or community unrest are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

•	uncertainties related to achievement of the financial and operational improvements expected as a result of the Restructure Plan;
•	uncertainties related to continued implementation of the Bokoni Mine operating plan and opencast mining;
•	uncertainties related to the timing of the implementation of the Bokoni Mine deferred expansion plans;
•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

•	uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
•	uncertainties related to continued availability of capital and financing;
•	uncertainties related to the ability to obtain necessary licences, permits, electricity, surface rights and title for development projects;
•	uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:
¡	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
¡	expected effective future tax rates in jurisdictions in which our operations are located;
¡	the protection of the health and safety of mine workers; and
¡	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act, 2002 (Act No 28 of 2002) (South Africa);
•	changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. Dollar, Canadian Dollar and South African Rand;
•	unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
•	changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;
•	geopolitical uncertainty and political and economic instability in countries where we operate;
•	the effect of HIV/AIDS on labour force availability and turnover; and
•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Atlatsa, investors should review the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 and other disclosure documents available at www.sedar.com and with the United States Securities and Exchange Commission, available at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLATSA RESOURCES CORPORATION (Registrant)

Date: May 16, 2016	By:	/s/ BOIPELO LEKUBO
Name: Boipelo Lekubo
Title: Chief Financial Officer